

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2022

Mingyu (Michael) Li
Chief Executive Officer
Horizon Space Acquisition I Corp.
1412 Broadway
21st Floor, Suite 21V
New York, NY 10018

> **Re: Horizon Space Acquisition I Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted September 27, 2022**
> **CIK No. 0001946021**

Dear Mingyu (Michael) Li:

We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Risk Factors Summary, page 32

1.   Please revise your summary risk factors on pages 33 - 34 to include specific cross references, with page numbers, to the more detailed discussion elsewhere in the prospectus of each of the risks of doing business in China you mention here.

You may contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Arila Zhou, Esq.